EXHIBIT 99.8
KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Equinox Gold Corp.
We consent to the use of:
•our report dated February 21, 2023 on the consolidated financial statements of Equinox Gold Corp. (the “Entity”) which comprise the consolidated statements of financial position as of December 31, 2022 and December 31, 2021, the related consolidated statements of (loss) income, comprehensive (loss) income, cash flows and changes in equity for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively the “consolidated financial statements”), and
•our report dated February 21, 2023 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.
We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-268499) on Form F-10 of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants

February 23, 2023
Vancouver, Canada

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